Exhibit 99.1

Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com

FOR IMMEDIATE RELEASE

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE
SECOND QUARTER OF 2009
- GAAP EPS 3 Cents
- Non GAAP EPS 11 Cents
- Quarterly Revenues of $28.3 Million
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JERSEY CITY, N.J. —August 4, 2009, — Fundtech Ltd. (NASDAQ: FNDT), a leader in global transaction banking solutions, today announced financial results for the second quarter of 2009.  Fundtech posted quarterly revenues of $28.3 million, an 11% decrease year-over-year, compared to second quarter revenues of $31.6 million in 2008, and an 8% increase compared to first quarter 2009 revenues of $26.1 million.

On a GAAP (Generally Accepted Accounting Principles) basis, Fundtech reported a net profit of $0.5 million or $0.03 per diluted share, for the second quarter of 2009 compared with net income of $1.7 million, or $0.10 per diluted share, in the second quarter of 2008, and net loss of ($0.9) million, or ($0.16) per diluted share, in the first quarter of 2009.

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Fundtech Corporation 30 Montgomery Street, Suite 501, Jersey City, NJ 07302, USA   ■ Tel: +1-201-946-1100 ■  Fax: +1-210-946-1313
www.fundtech.com

Excluding stock-based compensation and, amortization of intangibles, Fundtech’s adjusted net income for the second quarter of 2009 was $1.8 million, or $0.11 per diluted share, compared with $3.0 million, or $0.18 per diluted share, in the second quarter of 2008 and $0.4 million, or $0.03 per diluted share, in the first quarter of 2009 (See Schedule A attached to this news release -- Reconciliation to GAAP).

“I am pleased that we have been able to meet guidance and sequentially improve our financial results in the second quarter” said Fundtech CEO Reuven Ben Menachem.  “While market conditions remain uncertain we are starting to see some signs that the large Banks may be starting to invest in their infrastructure again. We believe that our proven success delivering large payment systems on a global scale combined with our superior technology will provide us with an important competitive advantage selling to these large global and regional banks. “

Other highlights:

•	During the second quarter (excluding Accountis and Synergy) Fundtech closed 148 new deals and added 4 new bank customers.
•	During the second quarter Fundtech closed 10 new system sales including 3 US Payments, 2 CASHplus, 1 Global CASHplus and 2 at BBP.
•	During the second quarter Fundtech closed the sale of two Global PAYplus systems one of which was in the US and the other to a Pacific Rim Bank .
•
As previously reported, on April 1 Fundtech closed through its wholly owned subsidiary Accountis the acquisition of InterSoftware.  InterSoftware provides payment services to UK corporations and its 2008 revenues were approximately GBP 1.1 million.  Cash consideration paid for the acquired 100% interest in InterSoftware was GBP 2.7 million.

Fundtech Corporation 30 Montgomery Street, Suite 501, Jersey City, NJ 07302, USA   ■ Tel: +1-201-946-1100 ■  Fax: +1-210-946-1313
www.fundtech.com

Fundtech also announced today that its board of directors approved expanding its previously announced $10 million stock repurchase program. Under this previously approved plan Fundtech has acquired approximately 707,000 Ordinary Shares in consideration for approximately $5.8 million since November 2008. Under Israeli Companies law Fundtech is currently restricted from continuing to buy additional shares due to lack of sufficient retained earnings. Fundtech is planning to file a petition with the Israeli courts to permit the continuation and expansion of the repurchase program. Fundtech will be asking the courts to permit the repurchase of Ordinary Shares limited to an additional investment of $10 million beyond the $5.8 million already invested since the fourth quarter of 2008.  Fundtech expects to file the petition over the next few weeks and for the courts to reply to the petition within approximately 60-90 days thereafter.

Reconciliation of GAAP results to non-GAAP results

Fundtech provides non-GAAP operating results as a supplement to its GAAP financial results. The presentation of this information should not be considered in isolation to, or as a substitute for, the financial results presented in accordance with GAAP. Management believes that non-GAAP financial measures are useful to investors because they allow for an evaluation of Fundtech with a focus on the performance of its core operations.

Fundtech’s executive management team uses these same non-GAAP measures internally to assess the ongoing performance of the company. Since this information is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand-alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies.

Fundtech’s non-GAAP results exclude stock-based compensation, amortization of intangibles, impairment of goodwill and other intangible assets, deferred taxes as well as other items that management deems as non recurring items .

Fundtech Corporation 30 Montgomery Street, Suite 501, Jersey City, NJ 07302, USA   ■ Tel: +1-201-946-1100 ■  Fax: +1-210-946-1313
www.fundtech.com

A detailed reconciliation of GAAP net income to non-GAAP net income is included in the attached Schedule A.

Guidance

The financial guidance provided is current as of today only and Fundtech undertakes no obligation to update its estimates.

Due to the current market environment we are providing updated guidance only for the third quarter of 2009.

For the third quarter of 2009 we now expect revenues of between $29 million and $30 million, GAAP earnings per diluted share of between $0.02 and $0.06 and non-GAAP earnings per diluted share, before all amortization expenses and stock-based compensation expenses, of between $0.10 and $0.14.

Fundtech estimates that quarterly financial income for the third quarter will be approximately zero and that tax expenses, excluding deferred taxes will be approximately $300,000.

Fundtech estimates that quarterly amortization expenses for the third quarter will be approximately $500,000 and that stock-based compensation expenses will be approximately $700,000.

Fundtech’s guidance for the third quarter of 2009 does not include the impact of deferred taxes and also does not include the impact of any future impairment of intangible assets, as these assets are periodically being evaluated by Fundtech’s management under evolving accounting standards which are incapable of assessment in advance.

Fundtech Corporation 30 Montgomery Street, Suite 501, Jersey City, NJ 07302, USA   ■ Tel: +1-201-946-1100 ■  Fax: +1-210-946-1313
www.fundtech.com

Company to Host Conference Call

The senior management of Fundtech will host a conference call at 8:30 a.m. (EDT) today, Tuesday, August 4, to discuss the Company’s second-quarter and results as well as financial guidance, and to answer questions from the investment community.

To participate, please call 1-888-300-2324 or 1-719-325-2332 and ask for the Fundtech call.

A replay of the conference call will be available for playback from 11:30am (EDT) Tuesday August 4, until 11:59pm (EDT) Friday August 21. The replay may be accessed by dialing 1-888- 203-1112 or 1-719-457-0820, pass code 7211794.

This call will also be web cast live on: http://www.fundtech.com. An online replay will be available until August 31.

About Fundtech

Fundtech (NASDAQ: FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech is a leader in SWIFT services, operating one of the world’s largest SWIFT service bureaus in the world. We offer an extensive line of financial supply chain applications including electronic invoice presentment and supply trade financing. And we are the leading provider of CLS systems to the world’s largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

Forward Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to third quarter 2009 revenues, GAAP earnings per share and, non-GAAP earnings per share.  These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ongoing downturn in the financial services industry and the global economy; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2008 . Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

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Fundtech Corporation 30 Montgomery Street, Suite 501, Jersey City, NJ 07302, USA   ■ Tel: +1-201-946-1100 ■  Fax: +1-210-946-1313
www.fundtech.com

FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	June 30,	December 31,
	2009	2008
ASSETS

Current assets:
Cash and cash equivalents	$31,003	$29,642
Short term deposits	1,847	1,415
Marketable securities	11,390	9,563
Trade receivables, net	27,351	28,264
Deferred taxes	1,070	1,022
Other accounts receivable, prepaid expenses	7,409	5,055
Total current assets	80,070	74,961

Marketable securities	1,026	2,204
Severance pay fund	1,369	1,394
Long term deposits	1,296	1,003
Prepaid expenses	2,242	2,797
Property and equipment, net	15,177	15,898
Goodwill, net	37,073	34,520
Other assets, net	7,117	5,995
Total assets	$145,370	$138,772

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$2,222	$2,908
Deferred revenues	21,202	9,910
Employee and payroll accruals	5,770	6,807
Other accounts payable and accrued expenses	5,902	7,228
Total current liabilities	35,096	26,853

Accrued severance pay	2,022	1,734
Deferred taxes	1,084	970
Other long term liabilities	3,127	2,278
Total liabilities	41,329	31,835
Shareholders' equity:
Share capital	49	49
Additional paid-in capital	157,562	155,976
Accumulated other comprehensive income	1,240	290
Accumulated deficit	(45,812)	(45,470)
Treasury stock, at cost	(8,998)	(3,908)
Total shareholders' equity	104,041	106,937
Total liabilities and shareholders' equity	$145,370	$138,772

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
Revenues:
Software license	$1,978	$4,061	$3,808	$8,926
Software hosting	6,206	5,067	11,914	9,734
Maintenance	9,950	8,435	19,424	16,381
Services	10,144	14,061	19,204	24,637
Total revenues	28,278	31,624	54,350	59,678
Operating expenses:
Software licenses costs	83	112	432	144
Amortization of other intangible assets	527	554	1,000	1,028
Maintenance, hosting and services costs [1]	12,864	14,321	25,007	27,592
Software development [1]	5,214	5,584	9,955	10,796
Selling and marketing [1]	4,544	5,163	8,511	9,994
General and administrative [1]	5,009	4,344	9,568	8,287
Total operating expenses	28,241	30,078	54,473	57,841

Operating income (Loss)	37	1,546	(123)	1,837

Financial income, net	680	438	178	837
Income taxes	(172)	(323)	(397)	(684)
Net income (Loss)	$545	$1,661	$(342)	$1,990

Net income per share:
Net income (Loss) used in computing income per share	$545	$1,661	$(342)	$1,990
Basic income (Loss) per share	$0.04	$0.11	$(0.02)	$0.13
Diluted income (Loss) per share	$0.03	$0.10	$(0.02)	$0.12
Shares used in computing:
Basic income per share	15,361,724	15,667,084	15,342,159	15,666,789
Diluted income per share	15,800,079	16,712,889	15,609,889	16,663,137

Adjusted non-GAAP[2] net income per share:
Adjusted non-GAAP[2] net income used in computing income per share	$1,760	$2,945	$2,171	$4,553
Adjusted non-GAAP[2] net income per share	$0.11	$0.18	$0.14	$0.27
Shares used in computing adjusted non-GAAP[2] net income per share	15,800,079	16,712,889	15,609,889	16,663,137

Reconciliation of net income to adjusted non-GAAP[2] net income:
Net income (Loss)	$545	$1,661	$(342)	$1,990
Amortization	527	554	1,000	1,028
Stock-based compensation	688	730	1,513	1,535
Adjusted non-GAAP[2] net income	$1,760	$2,945	$2,171	$4,553

[1] Includes charges for stock-based compensation in 2009 and 2008
[2] See Reconciliation to GAAP

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2009	2008	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (Loss)	$(342)	$1,990	$545
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,312	3,919	2,223
Stock-based compensation	1,513	1,535	688
Decrease in accrued interest on marketable securities	49	56	42
Deferred income taxes	87	35	168
Changes in assets and liabilities
Decrease (Increase) in trade receivables	1,202	(3,542)	(1,943)
Decrease (Increase) in prepaid expenses, other accounts receivable	(1,287)	(1,344)	342
Increase (Decrease) in trade payables	(705)	830	(22)
Increase (Decrease) in deferred revenues	11,052	11,210	(996)
Decrease in employee and payroll accruals	(857)	(476)	(190)
Increase (Decrease) in other accounts payable and accrued expenses	259	(290)	(398)
Decrease in accrued restructuring expenses	--	(62)	--
Increase in accrued severance pay, net	102	47	78
Net cash provided by operations	15,385	13,908	537
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in held-to-maturity marketable securities	(5,217)	(3,812)	(5,217)
Realization of held-to-maturity marketable securities	4,519	10,475	3,104
Investment in short term deposits	(367)	(56)	326
Purchase of property and equipment	(2,597)	(3,456)	(1,251)
Net change in long term lease deposits and long term prepaid expenses	(284)	(252)	(221)
Investments in subsidiaries	(5,497)	(12,475)	(3,836)
Net cash used in investing activities	(9,443)	(9,576)	(7,095)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of share capital,
Exercise of stock options and warrants, net	73	191	68
Investment in treasury stock, at cost	(5,090)	--	(3,565)
Net cash provided by (used in) financing activities	(5,017)	191	(3,497)

Effect of exchange rate on cash and cash equivalents	436	139	693

Increase (Decrease) in cash and cash equivalents	1,361	4,662	(9,362)
Cash and cash equivalents at the beginning of the period	29,642	31,612	40,365
Cash and cash equivalents at the end of the period	$31,003	$36,274	$31,003
Appendix A
Investment in Subsidiaries
Working Capital	$(167)	$(815)	$(167)
Long term assets	1,804	5,555	1,804
Long term liabilities	--	(39)	--
Goodwill	3,860	7,774	2,199
	$5,497	$12,475	$3,836

Schedule A to Press Release

Reconciliation to GAAP
(In Thousands, Except Share and Per Share Data)

The following information sets forth Fundtech's calculation of adjusted non-GAAP net income as contained in the Company's press release:

	Three Months Ended				Six Months Ended
	June 30,				June 30,
	2009		2008		2009	2008

Reconciliation of net income (loss) to adjusted non-GAAP net income:

Net income (Loss)	$545	[1]	$1,661	[1]	$(342)[1]	$1,990	[1]

Amortization of other intangible assets	527		554		1,000	1,028
Stock-based compensation charged as follows:
Maintenance, hosting and services costs	130		129		272	312
Software development	48		64		106	146
Selling and marketing	165		156		408	311
General and administrative	345		381		727	766
Adjusted non-GAAP net income	$1,760		$2,945		$2,171	$4,553

Adjusted non-GAAP net income per share	$0.11		$0.18		$0.14	$0.27

Shares used in computing adjusted non-GAAP net income per share	15,800,079		16,712,889		15,609,889	16,663,137

[1]
Net income per share (diluted) was approximately $0.03, $0.10 for the three months ended June 30, 2009 and 2008, respectively. Net income (loss) per share (diluted) was approximately ($0.02), $0.12 for the Six months ended June 30, 2009 and 2008, respectively.